Nasdaq Regulation   **Ν** Nasdaq

Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

By Electronic Mail

April 19, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 19, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from First Trust Exchange-Traded Fund II (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Common Shares of Beneficial Interest, $0.01 par value per share,

Of First Trust Indxx Metaverse ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

[signature]